# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 01, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _             **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _             **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _             **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

**DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED**

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer has dealt in securities of the Company, after having received clearance to do so.

Details of the transaction is provided below:

| | |
|---|---|
| Name of prescribed officer | Graham Ehm |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 30 November 2021 |
| Nature of transaction | On-market sale of shares |
| Class of security | Ordinary shares |
| Number of shares sold | 32,993 |
| Price per share | R342.3599 |
| Value of transaction (excluding fees) | R11,295,480.18 |
| Nature and extent of interest | Direct, Beneficial |
| Clearance to deal | Obtained |

**ENDS**

1 December 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

**CONTACTS**

**Media**
Chris Nthite            +27 11 637 6388/+27 83 301 2481            cnthite@anglogoldashanti.com
Julie Bain             +27 66 364 0038                            jbain@anglogoldashanti.com
General inquiries                                                  media@anglogoldashanti.com

**Investors**
Sabrina Brockman       +1 646 880 4526/ +1 646 379 2555           sbrockman@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080          yrchowthee@anglogoldashanti.com
Fundisa Mgidi          +27 11 6376763 / +27 82 821 5322           fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 01, 2021

By:      /s/ MML MOKOKA

Name:   MML Mokoka

Title:   Company Secretary